UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 9, 2017

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England, WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith & Nephew Fourth Quarter Trading and Full Year 2016 Results”, dated February 9, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 9, 2017	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Item 1

Smith & Nephew Fourth Quarter Trading and Full Year 2016 Results

2016 revenue growth up 1% reported and 2% underlying; stronger performance expected in 2017

09 February 2017

Smith & Nephew plc (LSE:SN, NYSE:SNN) Fourth Quarter and Full Year to 31 December 2016 results:

	Reported			Trading
	31 Dec 2016 $m	31 Dec 2015 $m	Reported growth %	31 Dec 2016 $m	31 Dec 2015 $m	Underlying growth %
Fourth Quarter Results[i]
Revenue	1,222	1,257	-3	1,222	1,257	-1

Full Year Results[i]
Revenue	4,669	4,634	1	4,669	4,634	2
Operating profit	801	628
Trading profit				1,020	1,099
Operating/trading profit margin	17.2%	13.6%		21.8%	23.7%
EPS/ EPSA (cents)	88.1	45.9		82.6	85.1

Fourth Quarter Highlightsi

•	Q4 reported revenue down -3% including -1% FX and -1% disposal headwinds

•	Q4 underlying revenue down -1% including impact of four fewer selling days over Q4 2015viii

2016 Full Year Highlightsi

•	Reported revenue growth up 1%, including -1% FX impact. Underlying revenue growth up 2%

•	Operating profit margin of 17.2% is before one-off $326 million gain from Gynaecology disposal

•	Trading profit margin of 21.8% reflects previously disclosed transactional FX headwind, loss of leverage from lower sales growth and investment in Blue Belt, offset by efficiencies

•	Tax rate of 26.2% reported and 23.8% on Trading results includes benefit of one-off US tax settlement

•	Proposed Full Year dividend of 30.8¢ per share, maintained in-line with prior year. Equates to 24.8p per share, up around 20% in sterling at current exchange rates

2017 Guidancei

•	Stronger revenue growth expected in 2017, with reported revenue increasing by 1.2%-2.2% (at prevailing exchange rates) and underlying revenue increasing by 3%-4%

•	Improvement in 2017 Trading profit margin expected in the 20-70bps range

Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“Whilst we still delivered growth in 2016 it was not at the level we had wanted. However, I was pleased with our 2016 performance in areas such as Sports Medicine and Knee Implants, where we maintained strong momentum. Market conditions in China and the Gulf States together shaved more than a percentage point of growth off the Group in 2016. China returned to growth in the second half, as did the Emerging Markets as a whole.

“I am confident we now have the right structure and capability in place and are focused on improving execution across the Group, with a clear set of actions underway. Beyond this, with our innovative products and deep customer relationships, we are well set to deliver a stronger performance generating higher revenue growth and a better trading profit margin in the future.”

Analyst conference call

An analyst meeting and conference call to discuss Smith & Nephew’s results will be held at 9.00am GMT / 4.00am EST today, Thursday 9th February. This can be heard live through the Smith & Nephew website at http://www.smith-nephew.com/results and a recording will be available on the site shortly afterwards. For those who wish to dial in to the call, details can be accessed on our website using the same link.

Enquiries

Investors
Ingeborg Øie	+44 (0) 20 7960 2285
Smith & Nephew

Media
Charles Reynolds	+44 (0)1923 477314
Smith & Nephew

Ben Atwell / Matthew Cole	+44 (0) 20 3727 1000
FTI Communications

Notes

i.	Certain items included in ‘Trading results’, such as trading profit, trading profit margin, trading cash flow, EPSA and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Note 9 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS.
ii.	All numbers given are for the Fourth Quarter or Full Year ended 31 December 2016 unless stated otherwise.
iii.	Unless otherwise specified as ‘reported’ all revenue growths throughout this document are underlying increases/decreases after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2015 period.
iv.	Underlying revenue growth is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.
v.	The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.
vi.	Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate; and 2) the increase/decrease being measured by translating current and prior year revenue into US Dollars using a constant fixed rate.
vii.	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.
viii.	Q4 2016 comprised 60 trading days (2015: 64 trading days). The full year of 2016 comprised 251 trading days (2015: 251 trading days).

Smith & Nephew Fourth Quarter Trading and Full Year 2016 Results

Group revenue for the Full Year 2016 was $4,669 million (FY2015: $4,634 million), an increase of 1% on a reported basis and 2% on an underlying basis. As previously guided, reported growth includes a foreign exchange headwind of -1%, whilst acquisitions added 1% and disposals -1%.

Unless otherwise specified as ‘reported’ all revenue growth rates throughout this document are underlying increases/decreases after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2015 period. Reconciliations of underlying revenue growth to reported revenue growth by franchise and geography are provided on page 5 for the Fourth Quarter and page 10 for the Full Year.

Review of 2016

In our Established Markets for the Full Year 2016 we delivered 3% growth in the United States, our largest market. Growth was flat across our other Established Markets, although Japan and France delivered strong performances.

Emerging Markets revenue growth was flat in 2016. Within this, most of our Emerging Markets businesses generated double-digit growth which was offset by weakness in China and the Gulf States as previously indicated. In China, the slow-down in end-markets seen since mid-2015 was compounded by destocking in the distributor channel during 2016. By the end of the year most franchises in China had returned to growth as the level of stock in the channel was adjusted, although we expect Advanced Wound Management to continue to be impacted in the first half of 2017. As previously highlighted, in the oil-dependent Gulf States we saw very difficult trading conditions, particularly in our tender business, which are likely to persist. As a matter of course we expect to see some volatility in the Emerging Markets, but we continue to see significant long-term growth potential and are very well positioned in our chosen markets.

Global product franchise highlights in 2016 included our strong performance across Sports Medicine, where we continue to reap the benefits of the acquisition of ArthroCare. PICOà, our novel single-use negative pressure wound therapy (NPWT) system, is transforming the use of this therapy option. Our world class Knee Implant portfolio was further strengthened by the acquisition of NAVIOà, an exciting robotics platform, from which we delivered more than 50% revenue growth in 2016, in-line with previous guidance.

Delivering innovation

We continue to innovate for value with new product launches and disruptive business models. A number of important new platforms were introduced in 2016. In Sports Medicine we successfully launched our new LENSà Surgical Imaging System and the WEREWOLFà COBLATION System for resecting soft tissue. We also introduced the ULTRABUTTONà Adjustable Fixation Device which provides advanced fixation strength for soft tissue to bone fixation in ACL/PCL repair and reconstruction.

In Knee Implants we began limited market release of our JOURNEYà II XR, an innovative bi-cruciate retaining knee and the newest addition to the JOURNEY II Active Knee family. We are also augmenting our own work with acquisitions, such as NAVIO, and conducted the first total knee procedures on this platform in 2016. In Hip Implants we added to the REDAPTà Revision System with a new Acetabular Fully Porous Cup designed for cases where compromised bone makes implant fixation and stability more difficult.

Increased efficiency & operational excellence

In 2016 we continued to simplify and improve our operating model and delivered significant efficiencies. In Manufacturing, our Global Operations leadership team is focused on supporting the Group’s strategic priorities by ensuring our footprint and expertise are ready to respond to geographical growth, new product development, greater external regulatory scrutiny and the commercial pressure to be ever more efficient. We made good progress across these areas in the year. Highlights included the opening of a new state-of-the-art facility in Costa Rica, which will provide a more efficient operation for current products as well as valuable capacity for future growth. We also created more than 100 positions for newly qualified graduate engineers across facilities in the US and elsewhere.

Quality has always been paramount to Smith & Nephew. We have a unified Quality Assurance and Regulatory Affairs team to ensure consistency across divisions and geographies. Requirements of global regulatory agencies have become more stringent in recent years and we expect them to continue to do so. We are continuing to expand our portfolio globally through new product development and by registering our existing products in new markets. In order to meet the expectations of regulators and support this added complexity we continued to invest in our Quality and Regulatory expertise in 2016.

The Group Optimisation Plan was announced in May 2014 with a stated savings target of annualised benefits of $120 million by the end of 2017. We delivered ahead of plan and reached our target at the end of 2016. These savings have been driven by our focus on efficient procurement, the greater agility of the single country managing director model and rationalisation of our facility footprint in a number of countries.

Successful acquisition track record

In recent years we have undertaken a number of acquisitions, strengthening both our technology and product portfolio, and our Emerging Markets business. We have delivered good returns, establishing a strong track record in M&A. With Healthpoint, acquired in 2012 for $782 million, our third year return on capital exceeded our expectations. ArthroCare, acquired in 2014 for $1.5 billion, is performing well. We have achieved our targeted cost savings and are ahead of our plan to deliver $85 million of synergies by the end of 2017.

In 2016, we continued to invest in acquisitions such as Blue Belt Technologies with its NAVIO robotics surgical platform. In addition, we created compelling value by selling our Gynaecology business for $350 million (2015 revenue: $56 million). We had built this business rapidly on the back of Smith & Nephew’s resection technology and expertise. We completed the associated $300 million share buy-back programme in December 2016, returning the value created directly to shareholders.

2017 priorities – improved execution

We now have the appropriate structure to succeed. Over the last few years we have undertaken a fundamental restructuring of Smith & Nephew to improve both our ability to serve our customers in market and our efficiency. This has included changing the management structure and teams in every market to bring them under a single country managing director, a process we completed in 2016. This has not been without disruption, partly caused by some office re-locations, but now the new teams are bedding into their new roles, and are focused on serving our customers without any distractions in 2017.

We are developing the tools to support better execution. In 2016 we strengthened our commercial platform by creating a global commercial organisation under a newly created role of Chief Commercial Officer. Tasked with driving commercial performance across the Group, this organisation includes our commercial regions and the global marketing teams for our product franchises. It also includes a Commercial Excellence team which is focused on bringing material improvements in areas such as pricing strategy and sales force excellence across the Group, starting in 2017.

We will increase our innovation. We recently took a significant step to increase our disruptive innovation, appointing a President of Research and Development to lead a newly formed single global R&D organisation. In addition to executing our technology pipeline, this leader will be responsible for driving breakthrough innovation and defining a clear path from concept to market. In 2017 the team is focused on increasing productivity, improving processes and better leveraging our resources and expertise. A more aligned organisation has also allowed us to centralise our approach to developing evidence that demonstrates the clinical and economic benefits of our products, supporting our commercial teams in positioning our products more effectively.

We are also continuing to drive efficiency, with programmes underway to optimise global manufacturing, strengthen our supply chain, upgrade our IT infrastructure and deliver shared business services across the Group.

Fourth Quarter Consolidated Revenue Analysis

Consolidated revenue by franchise	31 December 2016 $m	31 December 2015 $m	Reported growth %	Underlying growth[a] %	Acquisitions /disposals %	Currency impact %
Sports Medicine, Trauma & Other	495	511	-3	1	-3	-1

Sports Medicine Joint Repair[b]	159	152	4	5	—	-1
Arthroscopic Enabling[b] Technologies	168	176	-4	-3	—	-1
Trauma & Extremities	120	127	-5	-4	—	-1
Other Surgical Businesses	48	56	-13	15	-27	-1

Reconstruction	400	411	-3	-2	—	-1

Knee Implants	247	248	-1	—	—	-1
Hip Implants	153	163	-6	-6	—	—

Advanced Wound Management	327	335	-2	-1	—	-1

Advanced Wound Care	186	196	-5	-3	—	-2
Advanced Wound Bioactives	97	96	1	1	—	—
Advanced Wound Devices	44	43	1	2	—	-1
Total	1,222	1,257	-3	-1	-1	-1

Consolidated revenue by geography
US	614	626	-2	—	-2	—
Other Established Markets[c]	428	454	-6	-3	-1	-2
Emerging Markets	180	177	2	3	1	-2
Total	1,222	1,257	-3	-1	-1	-1

a	Underlying growth is defined in note iii on page 2
b	Included within the Q4 2015 analysis is a reclassification of $17 million of product sales formerly included in the Sports Medicine Joint Repair franchise which have now been included in the Arthroscopic Enabling Technologies franchise in order to present consistent analysis to the Q4 2016 results
c	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Fourth Quarter 2016 Trading Update

Our Q4 revenue was $1,222 million (2015: $1,257 million), an underlying decrease of -1%. This reflects four fewer selling days than the comparative quarter of 2015 (2016: 60 days and 2015: 64 days), which typically impacts our surgical businesses more than our Advanced Wound Management businesses, and the Established Markets more than the Emerging Markets.

The revenue growth numbers below have not been adjusted to reflect the significant impact of the four fewer sales days.

Fourth Quarter 2016 Franchise Highlights

Sports Medicine Joint Repair maintained its recent strong momentum, delivering 5% revenue growth in the quarter. Our strength in shoulder repair continues to underpin our performance. In Arthroscopic Enabling Technologies revenue was down -3%, with some softness in mechanical resection. Our new LENS visualisation platform has been well received and the WEREWOLF COBLATION roll-out is underway, starting in Europe.

Trauma & Extremities revenue was down -4%, reflecting both the effect of fewer sales days in the quarter and the continuing impact of trading conditions in the Gulf States, as previously announced. In the US we performed strongly, with new clinical evidence supporting increased uptake of our TRIGENà INTERTANà hip fracture system.

Other Surgical Businesses franchise delivered revenue growth of 15%, with another quarter of strong performance from the Ear, Nose & Throat (‘ENT’) business. This franchise also includes the NAVIO robotic surgical business, which completed a strong first year within Smith & Nephew, delivering more than 50% revenue growth in 2016. During the quarter we sold our first NAVIO system in India.

Knee Implants revenue was flat and Hip Implants was down -6%, with both franchises impacted by the four fewer sales days in the quarter over the comparative quarter. Our ANTHEMà Total Knee System, developed specifically to address the needs of patients and surgeons across Asia, the Middle East, Africa and Latin America, is moving into broader launch and helped support a good quarter in the Emerging Markets. The unique design of ANTHEM creates a knee offering fit for all ethnicities and the associated ORTHOMATCHà instrumentation platform offers reduced weight, footprint and cost. In Hip Implants we expect to see the benefits of our investments in the REDAPT Revision System and POLARSTEMà Cementless Stem System come through more clearly in 2017.

Advanced Wound Care revenue was down -3%. Solid growth in the US, led by our ALLEVYNà range of foam dressings, was tempered by continued weakness in China and Europe.

Advanced Wound Bioactives delivered 1% revenue growth, in-line with our expectations as announced last quarter. The reimbursement headwinds seen across the year continued to significantly affect OASISà. SANTYLà prescription volumes have been broadly consistent across the year. We are starting to roll-out new clinical data that highlights the health economic value of SANTYL in wound debridement.

Advanced Wound Devices revenue growth was 2%. PICO continued to deliver strong growth as the market increasingly adopts disposable negative pressure devices. We expect the improved home setting reimbursement for PICO in the US to drive continued momentum for this product in 2017.

Fourth Quarter Regional Performance

In the US revenue growth for the quarter was flat, reflecting the four fewer sales days. Revenue fell -3% across our Other Established Markets, with continued softness in Advanced Wound Care, particularly in certain European countries.

Revenue growth was 3% across the Emerging Markets, with double-digit growth across most countries. The freeze in tender activity in the Gulf States remained a drag to growth, in-line with recent quarters. We continued to make progress in China, where we delivered growth for the second consecutive quarter following the contraction seen in late 2015 and the first half of 2016. However, we expect the destocking seen in Advanced Wound Care to continue into the first half of 2017.

Full Year 2016 Consolidated Trading Analysis

Smith & Nephew results for the Full Year ended 31 December 2016:

	2016 $m	2015 $m	Percentage change year on year %
Revenue	4,669	4,634	+1

Operating profit	801	628	+28
Acquisition and disposal related items	9	12
Restructuring and rationalisation costs	62	65
Amortisation and impairment of acquisition intangibles	178	204
Legal and other	(30)	190

Trading profit (non-GAAP)	1,020	1,099	-7

Earnings per share “EPS”	88.1	45.9	+92
Acquisition and disposal related items	(22.2)	1.8
Restructuring and rationalisation costs	5.4	5.3
Amortisation and impairment of acquisition intangibles	13.4	15.4
Legal and other	(2.1)	16.7

Adjusted Earnings per share “EPSA”	82.6	85.1	-3

Full Year 2016 analysis

Reported operating profit of $801 million (FY2015: $628 million) includes acquisition and disposal related items, as well as restructuring and rationalisation costs, amortisation and impairment of acquisition intangibles and legal and other items incurred in the year (see Note 9 to the Condensed Consolidated Financial Statements). The 2016 operating profit is before a one-off $326 million gain from the disposal on the Gynaecology business in August 2016.

Trading profit was $1,020 million (FY2015: $1,099 million). The Trading profit margin was 21.8% (FY2015: 23.7%), down 190bps year-on-year. This reduction primarily reflects the significant transactional currency headwind seen in 2016 resulting from the sustained strength of the US dollar. Additionally, we lost some operational leverage from the lower than anticipated sales growth and our investment in Blue Belt Technologies was dilutive as previously guided. These factors were somewhat offset by the Group Optimisation programme.

The net interest charge for 2016 was $46 million (FY2015: $38 million). Net debt was $1,550 million at year end, an increase of $189 million from $1,361 million at 31 December 2015, mainly reflecting the acquisition of Blue Belt Technologies and disposal of the Gynaecology business and associated share buy-back during the year (see Note 7 for a reconciliation of net debt).

The tax rate on reported results was 26.2% compared to 26.7% in 2015, reflecting the lower tax rate on Trading results offset by the tax rate on the disposal of the predominantly US Gynaecology business

(see Note 9 for a reconciliation between tax rate on Trading and reported results). The tax rate on Trading results was 23.8% (2015: 26.8%) which includes a one-off benefit from the settlement of a US tax issue, as flagged last quarter. We expect the 2017 tax rate on Trading results to be around 26%, barring any changes to tax legislation.

Basic earnings per share (‘EPS’) was 88.1¢ (176.2¢ per American Depositary Share,’ADS’) (FY2015: 45.9¢) with the increase from the prior period mainly due to benefit from the 2016 Gynaecology disposal and the absence of a 2015 legal metal-on-metal charge. Adjusted earnings per share (‘EPSA’) was 82.6¢ (165.2¢ per ADS) compared to 85.1¢ for the same period last year, with the reduction from the prior period reflecting the reduction in adjusted attributable profit (see Note 9 for a reconciliation between EPS and EPSA).

Cash generated from operating activities was $1,035 million in 2016, a decrease from $1,203 million in 2015. Trading cash flow was $765 million for the Full Year (see Note 9 for a reconciliation between cash generated from operating activities and Trading cash flow). The Trading profit to cash conversion ratio was 75% (FY2015: 85%).

Dividend

The Board is pleased to recommend a Final Dividend of 18.5¢ per share (37.0¢ per ADS). This, together with an Interim Dividend of 12.3¢ per share (24.6¢ per ADS), will give a Full Year distribution of 30.8¢ per share (61.6¢ per ADS). In-line with our dividend policy, the declared dividend is flat year-on-year despite the decline in adjusted earnings. For our UK shareholders, at current exchange rates, this translates to 24.8p per share, representing around 20% growth as a result of the weaker Sterling. The Final Dividend will be paid on 10 May 2017 to shareholders on the register at the close of business on 31 March 2017.

Outlook

We expect the dynamics in our markets to be similar in 2017 to those seen in 2016. Against this backdrop, the Group expects to deliver higher revenue growth and an improved trading profit margin in 2017.

Our reported revenue growth is a combination of underlying revenue growth, the impact of acquisitions and disposals and foreign exchange. We expect 2017 reported revenue growth to be up year-on-year, in the range of 1.2%-2.2% at prevailing exchange rates, with underlying revenue growth in the 3%-4% range. Underlying growth is expected to reflect not only the dissipation of the headwinds we faced in China and the Gulf States but also, most importantly, our improving execution. In 2017, based on exchange rates prevailing at the end of January, we expect the foreign exchange headwind to be around one percentage point and the disposal of the Gynaecology business to be an 80bps headwind.

We expect Trading profit margin to improve by 20-70bps in 2017. Within this, as previously indicated, Blue Belt Technologies will remain dilutive as we invest behind the roll-out of new products. The divestment of the Gynaecology business is a 10bps headwind to 2017 Trading profit margin.

We now have the right structure and capability in place and are focused on improving our execution across the Group, with a clear set of actions underway. Beyond this, with our innovative products and deep customer relationships, we are well set to deliver a stronger performance generating higher revenue growth and a better trading profit margin in the future.”

Forward calendar

The Group’s reporting calendar for 2017 can be found on the website http://www.smith-nephew.com/investor-centre/events/key-financial-dates/

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to supporting healthcare professionals in their daily efforts to improve the lives of their patients. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has more than 15,000 employees and a presence in more than 100 countries. Annual sales in 2016 were almost $4.7 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

à	Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

Full Year Consolidated Revenue Analysis

Consolidated revenue by franchise	31 December 2016 $m	31 December 2015 $m	Reported growth %	Underlying growth %	Acquisitions /disposals %	Currency impact %
Sports Medicine, Trauma & Other	1,907	1,881	1	3	-1	-1

Sports Medicine Joint Repair[b]	587	548	7	8	—	-1
Arthroscopic Enabling Technologies[b]	631	631	—	2	—	-2
Trauma & Extremities	475	497	-4	-4	1	-1
Other Surgical Businesses	214	205	5	15	-9	-1

Reconstruction	1,529	1,487	3	2	2	-1

Knee Implants	932	883	6	4	3	-1
Hip Implants	597	604	-1	-1	—	—

Advanced Wound Management	1,233	1,266	-3	-1	—	-2

Advanced Wound Care	719	755	-5	-3	—	-2
Advanced Wound Bioactives	342	344	-1	—	—	-1
Advanced Wound Devices	172	167	3	5	—	-2
Total	4,669	4,634	1	2	—	-1

Consolidated revenue by geography
US	2,299	2,217	4	3	1	—
Other Established Markets[c]	1,679	1,702	-1	—	—	-1
Emerging Markets	691	715	-3	—	2	-5
Total	4,669	4,634	1	2	—	-1

a	Underlying growth is defined in note iii on page 2
b	Included within the Full Year 2015 analysis is a reclassification of $58 million of product sales formerly included in the Sports Medicine Joint Repair franchise which have now been included in the Arthroscopic Enabling Technologies franchise in order to present consistent analysis to the Full Year 2016 results
c	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

2016 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Group Income Statement for the year to 31 December 2016

	Notes	2016 $m	2015 $m
Revenue	2	4,669	4,634
Cost of goods sold		(1,272)	(1,143)

Gross profit		3,397	3,491
Selling, general and administrative expenses		(2,366)	(2,641)
Research and development expenses		(230)	(222)

Operating profit	9	801	628
Interest receivable		6	11
Interest payable		(52)	(49)
Other finance costs		(16)	(15)
Share of losses from associates		(3)	(16)
Profit on disposal of business	6	326	—

Profit before taxation		1,062	559
Taxation	3	(278)	(149)

Attributable profit A		784	410

Earnings per share A
Basic	9	88.1 ¢	45.9 ¢
Diluted		87.8 ¢	45.6 ¢

Unaudited Group Statement of Comprehensive Income for the year to 31 December 2016

	2016 $m	2015 $m
Attributable profit A	784	410
Other comprehensive income/(loss)
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	(81)	(8)
Taxation on other comprehensive income	10	10

Total items that will not be reclassified to income statement	(71)	2

Items that are or may be reclassified to income statement
Exchange differences on translation of foreign operations	(134)	(176)
Fair value remeasurement of available for sale financial asset	10	—
Net losses/(gains) on cash flow hedges	5	(16)

Total items that are or may be reclassified to income statement	(119)	(192)

Other comprehensive loss for the period, net of tax	(190)	(190)

Total comprehensive income for the period A	594	220

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Unaudited Group Balance Sheet as at 31 December 2016

	Notes	31 Dec 2016 $m	31 Dec 2015 $m
ASSETS
Non-current assets
Property, plant and equipment		982	932
Goodwill		2,188	2,012
Intangible assets		1,411	1,502
Investments		25	13
Investment in associates		112	115
Retirement benefit assets		—	13
Deferred tax assets		97	105

		4,815	4,692

Current assets
Inventories		1,244	1,217
Trade and other receivables		1,185	1,138
Cash at bank	7	100	120

		2,529	2,475

TOTAL ASSETS		7,344	7,167

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital		180	183
Share premium		600	590
Capital redemption reserve		15	12
Treasury shares		(432)	(294)
Other reserves		(375)	(256)
Retained earnings		3,970	3,731

Total equity		3,958	3,966

Non-current liabilities
Long-term borrowings	7	1,564	1,434
Retirement benefit obligations		164	184
Trade and other payables		82	29
Provisions		134	133
Deferred tax liabilities		94	77

		2,038	1,857

Current liabilities
Bank overdrafts and loans	7	86	46
Trade and other payables		884	842
Provisions		147	193
Current tax payable		231	263

		1,348	1,344

Total liabilities		3,386	3,201

TOTAL EQUITY AND LIABILITIES		7,344	7,167

Unaudited Condensed Group Cash Flow Statement for the year to 31 December 2016

	2016 $m	2015 $m
Cash flows from operating activities
Profit before taxation	1,062	559
Net interest payable	46	38
Depreciation, amortisation and impairment	478	511
Share of losses from associates	3	16
Share-based payments expense	27	29
Profit on disposal of business	(326)	—
Net movement on post-retirement benefit obligations	(85)	(57)
Movement in working capital and provisions	(170)	107

Cash generated from operating activities	1,035	1,203
Net interest and finance costs paid	(45)	(36)
Income taxes paid	(141)	(137)

Net cash inflow from operating activities	849	1,030

Cash flows from investing activities
Acquisitions, net of cash acquired	(214)	(44)
Investment in associate	—	(25)
Purchase of investments	(2)	(2)
Proceeds on disposal of business (net of $118m tax)	225	—
Capital expenditure	(392)	(358)

Net cash used in investing activities	(383)	(429)

Net cash inflow before financing activities	466	601

Cash flows from financing activities
Proceeds from issue of ordinary share capital	10	16
Proceeds from own shares	6	5
Purchase of own shares	(368)	(77)
Equity dividends paid	(279)	(272)
Cash movements in borrowings	127	(215)
Settlement of currency rate swaps	(25)	(15)

Net cash used in financing activities	(529)	(558)

Net (decrease)/increase in cash and cash equivalents	(63)	43
Cash and cash equivalents at beginning of period	102	65
Exchange adjustments	(1)	(6)

Cash and cash equivalents at end of period B	38	102

B	Cash and cash equivalents at the end of the period are net of overdrafts of $62 million (31 December 2015: $18 million).

Unaudited Group Statement of Changes in Equity for the year to 31 December 2016

	Share	Share	Capital redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2016	183	590	12	(294)	(256)	3,731	3,966
Attributable profit A	—	—	—	—	—	784	784
Other comprehensive lossA	—	—	—	—	(119)	(71)	(190)
Purchase of own shares C	—	—	—	(368)	—	—	(368)
Equity dividends paid	—	—	—	—	—	(279)	(279)
Share-based payments recognised	—	—	—	—	—	27	27
Taxation on share- based payments	—	—	—	—	—	2	2
Cost of shares transferred to beneficiaries	—	—	—	40	—	(34)	6
Cancellation of treasury shares C	(3)	—	3	190	—	(190)	—
Issue of ordinary share capital	—	10	—	—	—	—	10

At 31 December 2016	180	600	15	(432)	(375)	3,970	3,958

	Share capital $m	Share premium $m	Capital redemption reserve $m	Treasury shares $m	Other reserves $m	Retained earnings $m	Total equity $m
At 1 January 2015	184	574	11	(315)	(64)	3,650	4,040
Attributable profit A	—	—	—	—	—	410	410
Other comprehensive (loss)/income A	—	—	—	—	(192)	2	(190)
Purchase of own shares C	—	—	—	(77)	—	—	(77)
Equity dividends paid	—	—	—	—	—	(272)	(272)
Share-based payments recognised	—	—	—	—	—	29	29
Taxation on share- based payments	—	—	—	—	—	5	5
Cost of shares transferred to beneficiaries	—	—	—	38	—	(33)	5
Cancellation of treasury shares C	(1)	—	1	60	—	(60)	—
Issue of ordinary share capital	—	16	—	—	—	—	16

At 31 December 2015	183	590	12	(294)	(256)	3,731	3,966

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.
C	In 2016, the Group undertook a $300 million share buyback. In addition, shares issued in connection with the Group’s share incentive plans are bought back on a quarterly basis. During the Year ended 31 December 2016, a total of 24.0 million ordinary shares were purchased at a cost of $368 million and 13.0 million ordinary shares were cancelled. (2015: 4.4 million ordinary shares were purchased at a cost of $77 million and 4.4 million ordinary shares were cancelled.)

Notes to the Condensed Consolidated Financial Statements

1.	Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated financial statements (‘Financial Statements’), ‘Group’ means the Company and all its subsidiaries. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2015. The Group prepares its annual accounts on the basis of International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the International Accounting Standards Board. However, the differences have no impact for the periods presented. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows. In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group; it may later be determined that a different choice would have been more appropriate. The Group’s significant accounting policies which require the most use of management’s judgement are: valuation of inventories, impairment, liability provisioning, taxation and business combinations. There has been no change in the methodology of applying management judgement to these policies since the year ended 31 December 2015.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The Directors believe that the Group is well placed to manage its business risk appropriately. The Directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing these Financial Statements.

The principal risks and uncertainties that the Group is exposed to will be disclosed in the Group’s 2016 annual report. These are pricing and re-imbursement pressures; risk associated with product innovation, design and development; operational risks – quality and business continuity; mergers and acquisitions; and legal, regulatory and compliance risks.

The financial information contained in this document does not constitute statutory accounts as defined in sections 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion that did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2015. The Group’s statutory financial statements for the year-ended 31 December 2015 have been delivered to the Registrar of Companies. The financial information for the year ended 31 December 2016 has been extracted from the Group’s financial statements which will be delivered to the Registrar of Companies in due course.

2.	Business segment information

Development, manufacturing, supply chain and central functions are managed globally for the Group as a whole. Sales are managed through three geographical selling regions, with each having a president who is responsible for the commercial view of that region. The Executive Committee (‘ExCo’), comprises the Chief Commercial Officer, geographical presidents and certain heads of function and is chaired by the CEO. The ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation of the Group’s resources and assessment of the Group’s performance are made by the ExCo, and whilst the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, the ExCo is considered to be the Group’s chief operating decision maker as defined by IFRS 8, Operating Segments.

In making decisions about the allocation of the Group’s resources, the ExCo reviews financial information on an integrated basis for the Group as a whole and determines the best allocation of resources to group-wide projects. This information is prepared substantially on the same basis as the Group’s IFRS financial statements aside from the adjustments described in Note 9.

In assessing performance, the ExCo also considers financial information presented on a geographical selling region and product franchise basis for revenue. Financial information for corporate and functional costs is presented on a Group-wide basis. Detailed below is the revenue by the nine product franchises and summarised geographies.

When applying the requirements of IFRS 8, the Group considers that the allocation of resources by the ExCo being determined at Group level on a project by project basis determines that the Group has one operating segment.

2a.	The ExCo evaluates the performance of the single operating segment by considering its trading profit, which is reconciled to the statutory measure for the Group below:

	2016	2015
	$m	$m
Revenue	4,669	4,634

Cost of goods sold D	(1,272)	(1,143)
Selling, general and administration expenses D	(2,147)	(2,170)
Research and development expenses	(230)	(222)

Trading profit D	1,020	1,099

Non-trading items D	(219)	(471)

Operating profit	801	628

D	The above financial measures are not prepared in accordance with IFRS. The reconciliation to the most directly comparable financial measures calculated in accordance with IFRS is presented in Note 9.

Reconciling Items
	Reported	Underlying	Acquisitions	Currency
	growth	growth	& disposals	impact
	%	%	%	%
Full year
Revenue growth	1	2	—	-1

Further description of why the ExCo focuses on the underlying revenue growth and trading profit measure and how this reconciles to operating profit is detailed in Note 9.

2b.	The following table shows Group revenue by product franchise.

	2016 $m	2015 $m
Sports Medicine, Trauma & Other	1,907	1,881

Sports Medicine Joint RepairE	587	548
Arthroscopic Enabling TechnologiesE	631	631
Trauma & Extremities	475	497
Other Surgical Businesses	214	205

Reconstruction	1,529	1,487

Knee Implants	932	883
Hip Implants	597	604

Advanced Wound Management	1,233	1,266

Advanced Wound Care	719	755
Advanced Wound Bioactives	342	344
Advanced Wound Devices	172	167

Total	4,669	4,634

E	Included within the 2015 analysis is a reclassification of $58 million of product sales formerly included in the Sports Medicine Joint Repair franchise which have now been included in the Arthroscopic Enabling Technologies franchise in order to present consistent analysis to the 2016 results.

2c.	The following table shows Group revenue by geographic market.

	2016 $m	2015 $m
Revenue by geographic market
US	2,299	2,217
Other Established Markets	1,679	1,702
Emerging and International Markets	691	715

Total	4,669	4,634

Other Established Markets comprises Australia, Canada, Europe, Japan and New Zealand. UK revenue for the Full Year was $266 million reflecting exchange rates (2015: $301 million).

3.	Taxation

The reported tax rate for the year to 31 December 2016 was 26.2% (2015: 26.7%). The tax rate on trading results for the year to 31 December 2016 was 23.8% (2015: 26.8%). Details of the reconciliation between trading results and reported results are set out in Note 9.

4.	Dividends

The 2015 final dividend of 19.0 US cents per ordinary share totalling $170 million was paid on 11 May 2016. The 2016 interim dividend of 12.3 US cents per ordinary share was declared by the Board on 28 July 2016. This dividend totalling $109 million was paid on 25 October 2016. The sterling equivalent per ordinary share was set at 10.08 pence.

A final dividend for 2016 of 18.5 US cents per ordinary share has been proposed by the Board and will be payable, subject to shareholder approval, on 10 May 2017 to shareholders whose names appear on the register at the close of business on 31 March 2017. The sterling equivalent per ordinary share will be set following the record date. The ex-dividend date is 30 March 2017 and the final day for currency and dividend reinvestment plan (‘DRIP’) elections is 21 April 2017.

5.	Acquisitions

During the year ended 31 December 2016, the Group acquired two medical technology businesses deemed to be business combinations within the scope of IFRS 3.

On 4 January 2016, the Group completed the acquisition of 100% of the share capital of Blue Belt Holdings Inc., a business specialising in robotic technologies. The fair value of consideration is $265 million and includes $51 million deferred consideration. The fair values of assets acquired were:

2016 $m
Identifiable assets acquired and liabilities assumed
Intangible assets	70
Property, plant & equipment and inventory	13
Trade and other payables	(11)
Provisions	(10)
Deferred tax assets	16

Net assets	78
Goodwill	184

Consideration (net of $3m cash acquired)	262

The goodwill is attributable to the revenue synergies of providing a full robotic surgery offering and future applications of the technological expertise. The goodwill is not expected to be deductible for tax purposes.

On 8 January 2016 the Group completed the acquisition of BST-CarGel, a first-line cartilage repair product from Piramal Healthcare (Canada) Limited. The fair value of the consideration is $42 million and included $37 million of deferred and contingent consideration. The fair values of net assets acquired is product intangible assets of $15 million, inventory of $1 million, and a deferred tax liability of $1 million. The goodwill, which is expected to be deductible for tax purposes, arising on the acquisition is $27 million. It is attributable to the future penetration into new markets expected from the transaction.

During the year ended 31 December 2016, the contribution to revenue and attributable profit from these acquisitions is immaterial. If the acquisitions had occurred at the beginning of the year, their contribution to revenue and attributable profit would have also been immaterial.

During the year ended 31 December 2015, the Group acquired the Colombian distributor of its orthopaedic reconstruction, trauma and sports medicine products and an orthopaedic manufacturer and distributor in Russia. These acquisitions were deemed to be business combinations within the scope of IFRS 3. The total fair value of the two acquisitions consideration was $68 million and included $23 million of deferred consideration. As at the acquisition dates, the aggregated value of the net assets acquired was $34 million giving rise to goodwill on the acquisitions of $34 million. The contribution to revenue and attributable profit from these acquisitions was immaterial in 2015.

6.	Disposal of business

On 8 August 2016 the Group disposed of its Gynaecology business to Medtronic plc for cash consideration of $350 million, resulting in a pre-tax gain on disposal of $326 million.

7.	Net debt

Net debt as at 31 December 2016 comprises:

	31 December 2016 $m	31 December 2015 $m
Cash at bank	100	120
Long term borrowings	(1,564)	(1,434)
Bank overdrafts and loans due within one year	(86)	(46)
Net currency swap assets/(liabilities)	1	(2)
Net interest rate swap (liabilities)/assets	(1)	1

	(1,550)	(1,361)

The movements in the period were as follows:
Opening net debt as at 1 January	(1,361)	(1,613)
Cash flow before financing activities	466	601
Proceeds from issue of ordinary share capital	10	16
Proceeds from own shares	6	5
Purchase of own shares	(368)	(77)
Equity dividends paid	(279)	(272)
Exchange adjustments	(24)	(21)

	(1,550)	(1,361)

8.	Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount		Fair value
	31 Dec 2016 $m	31 Dec 2015 $m	31 Dec 2016 $m	31 Dec 2015 $m	Fair value level
Financial assets at fair value
Forward foreign exchange contacts	45	31	45	31	Level 2
Investments	25	13	25	13	Level 3
Currency swaps	3	1	3	1	Level 2
Interest rate swaps	—	1	—	1	Level 2

	73	46	73	46

Financial assets not measured at fair value
Trade and other receivables	1,064	1,022
Cash at bank	100	120

	1,164	1,142

Total financial assets	1,237	1,188

Financial liabilities at fair value
Contingent consideration	120	27	120	27	Level 3
Forward foreign exchange contracts	36	23	36	23	Level 2
Currency swaps	2	3	2	3	Level 2
Interest rate swaps	1	—	1	—	Level 2
Private placement debt	199	201	199	201	Level 2

	358	254	358	254

Financial liabilities not measured at fair value
Bank overdrafts	62	18
Bank loans	457	326
Private placement debt	925	925	935	949	Level 2
Finance lease liabilities	7	10
Trade and other payables	807	818

	2,258	2,097

Total financial liabilities	2,616	2,351

With the exception of private placement debt as presented above, the carrying amount of financial assets and liabilities not measured at fair value is considered to be a reasonable approximation of fair value.

9.	Definitions of and reconciliation to measures included within adjusted “trading” results

These financial statements include adjusted financial measures that are not prepared in accordance with IFRS. These measures, which include adjusted operating profit “trading profit”, adjusted operating profit margin “trading profit margin”, adjusted earnings per share “EPSA”, adjusted cash flow from operations “trading cash flow” and underlying growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These adjusted financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results. Adjusted financial measures are presented in these financial statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segment and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent or non-cash items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These adjusted measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Underlying revenue growth

Underlying revenue growth is used to compare the revenue in a given period to the previous period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth (see Note 2), the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate; and 2) the increase/decrease being measured by translating current and prior year revenue into US Dollars using the constant fixed rate.

Trading profit, trading profit margin and trading cash flow

Trading profit and trading cash flow are trend measures, which present the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains or losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively.

Underlying growth in trading profit and trading profit margin (trading profit expressed as a percentage of revenue) are measures, which present the growth trend in the long-term profitability of the Group. Underlying growth in trading profit is used to compare the period-on-period growth in trading profit on a like-for-like basis. This is achieved by adjusting for the impact of material business combinations and disposals and for movements in exchange rates in the same manner as underlying revenue growth is determined, as described above.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure, which presents the long-term profitability of the Group excluding the post-tax impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is earnings per ordinary share (‘EPS’).

9.	Definitions of and reconciliation to measures included within adjusted “trading” results (continued)

For the year to 31 December 2016

	Revenue $m	Operating Profit $m	Operating Margin %	Profit Before Tax $m	Taxation $m	Tax Rate %
2016 Reported	4,669	801	17.2	1,062	(278)	(26.2)

Acquisitions and disposals	—	9		(317)	120
Restructuring and rationalisation costs	—	62		62	(14)
Amortisation and impairment of acquisition intangibles	—	178		178	(59)
Legal and other	—	(30)		(20)	1

2016 Trading	4,669	1,020	21.8	965	(230)	(23.8)

	Attributable Profit $m	Cash Generated from Operating Activities $m		Earnings per Share ¢
2016 Reported	784	1,035		88.1

Acquisitions and disposals	(197)	24		(22.2)
Restructuring and rationalisation costs	48	62		5.4
Amortisation and impairment of acquisition intangibles	119	—		13.4
Legal and other	(19)	36		(2.1)
Capital expenditure	—	(392)		—

2016 Adjusted	735	765	*	82.6

*	Trading cash flow

Acquisitions and disposal related items: For the year to 31 December 2016, these costs relate to the costs associated with the integration of Blue Belt Technologies and other acquisitions. Profit before tax includes a $326m gain arising on the disposal of the Gynaecology business.

Restructuring and rationalisation costs: For the year to 31 December 2016 these costs primarily relate to the ongoing implementation of the Group Optimisation plan that was announced in May 2014.

Amortisation and impairment of acquisition intangibles: For the year ended 31 December 2016 these charges relate to the amortisation of intangible assets acquired in material business combinations and a total impairment of $48 million including $32 million relating to Oasis, a product acquired with the Healthpoint acquisition in 2013.

Legal and other: For the year to 31 December 2016, the net credit of $30 million primarily relates to a $44 million curtailment credit on post-retirement benefits in the UK pension scheme partially offset by legal expenses incurred for patent litigation with Arthrex. Also included is a net $1million credit in respect of insurance recoveries of $24 million and legal expenses $23 million, relating to the ongoing metal-on-metal hip claims.

9.	Definitions of and reconciliation to measures included within adjusted “trading” results (continued)

For the year to 31 December 2015

	Revenue $m	Operating profit $m	Operating Margin %	Profit Before Tax $m	Taxation $m	Tax Rate %
2015 Reported	4,634	628	13.6	559	(149)	(26.7)

Acquisition and disposals	—	12		25	(9)
Restructuring and rationalisation costs	—	65		65	(18)
Amortisation and impairment of acquisition intangibles	—	204		204	(66)
Legal and other	—	190		187	(37)

2015 Trading	4,634	1,099	23.7	1,040	(279)	(26.8)

	Attributable Profit $m	Cash Generated from Operating Activities $m		Earnings per Share ¢
2015 Reported	410	1,203		45.9

Acquisitions and disposals	16	36		1.8
Restructuring and rationalisation costs	47	52		5.3
Amortisation and impairment of acquisition intangibles	138	—		15.4
Legal and other	150	3		16.7
Capital expenditure	—	(358)		—

2015 Adjusted	761	936	*	85.1

*	Trading cash flow

Acquisition and disposal related items: For the year to 31 December 2015, these costs primarily relate to ongoing ArthroCare integration costs.

Restructuring and rationalisation costs: For the year to 31 December 2015, these costs primarily relate to the ongoing implementation of the Group Optimisation plan that was announced in May 2014.

Amortisation and impairment of acquisition intangibles: For the year ended 31 December 2015, these charges relate to the amortisation of intangible assets acquired in material business combinations and a total impairment of $51 million including $40 million relating to Oasis, a product acquired with the Healthpoint acquisition in 2013.

Legal and other: For the year to 31 December 2015, the net charge primarily relates to $203 million for known, anticipated and settled metal on metal hip claims and associated legal expenses of $21 million. This was offset by a net gain of $33 million relating to patent litigation with Arthrex and past service and curtailment gains of $19 million arising on US and UK post-retirement benefits. In addition a total of $18 million charge primarily relates to final costs relating to RENASYS distribution hold and redundancies from the decision to cease production of HP802.

10.	Exchange rates

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	31 December 2016	31 December 2015
Average rates
Sterling	1.349	1.528
Euro	1.106	1.109
Swiss Franc	1.015	1.039
Period-end rates
Sterling	1.234	1.482
Euro	1.054	1.089
Swiss Franc	0.983	1.004